USA Tour Overview Louis Gries December 2005 Exhibit 99.1

Mission and Strategy Strategy Aggressively grow demand for fiber cement in our targeted markets Grow our overall market position while defending our share in existing market segments Offer products with superior value to that of our competitors, introducing differentiated products to reduce direct price competition Mission To aggressively pursue organic growth through a differentiated position in the building products industry" Photo

Investment Attributes Focus on growth with differentiated building products High growth Strong financial performance, cash flow and balance sheet Unique proprietary technology Sustainable competitive advantage Growth not reliant on strong housing market Investment Attributes Photo

History - First to develop Fiber Cement James Hardie pioneered development of fibre cement technology in the 1980s Superior Durability Fire Resistant High Impact Resistant Termite Proof Moisture Resistant Photo

History - USA Fibre Cement 1990 - 1995: Commenced operations in 1990; one plant, roofing focus Shifted focus to Siding in 1992; sell and make approach Moved to high throughput, low unit cost manufacturing Revenue growth led to investments in new capacity 1995 - 2000: Direct competition entered the market ... Etex(Cemplank)1989, ABTco 1997, Temple 1998, CertainTeed 2000 Gains in process technology, then product technology Go forward focus on "Product Leadership" Added Marketing & Product Development capabilities 2000 - present: Purchased Cemplank and expanded to nine mfg. plants Introduced G2, Vented Soffit, XLD Trim, ColorPlus; Volumes increase threefold; Sales increased 4x

Balanced Growth Portfolio * Excludes general corporate # Excludes General Corporate and Research and Development Total Identifiable Assets*# Sales EBIT1,# USA Established high growth/high return 74% 81% 91% Asia Pacific Established high return 20% 17% 12% Other Potential growth opportunities (Pipes, Roofing, Europe) 6% 2% (3%) James Hardie Business Portfolio - HY06

USA Market Assumptions Housing Starts, New Construction - expected to decline 5-6% Manufactured Home Shipments - expected to grow approx 10% Repair & Remodeling Expenditures (inflation adjusted) - est. rise 2.7%

Continuing to grow share of USA siding market 2000 2001 2002 2003 2004 2005est. Siding Market (bsf) * 8.7 9.4 10.1 10.4 11.2 11.3 James Hardie Market Share 7.2% 7.6% 9.2% 10.1% 11.2% 12.6% * bsf = billions square feet * NAHB Sources: • Builder Practices Report - Siding Usage/Exterior Wall Finish In New Construction • Consumer Practices Report - Siding Usage/Exterior Wall Finish In Repair & Remodel (Note - market and share figures reflect siding only ; exclude fascia, soffits & trim)

US$ per MSF 360 380 400 420 440 460 480 500 520 540 560 580 FY00 FY01 FY02 FY03 FY04 FY05 HY06 Performance - USA Average Selling Price

0 200 400 600 800 1000 1200 1400 1600 1800 2000 2200 2400 90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 HYFY06 Volume (mmsf)/ Starts (000s Units) $0 $100 $200 $300 $400 $500 $600 $700 $800 $900 $1,000 $1,100 $1,200 Revenue (US$M) JH Volume JH Revenue Housing Starts Performance - USA Top Line Growth

Performance - USA Revenue Per Employee $495 $48 $115 $153 $166 $251 $250 $329 $298 $354 $326 $381 $367 $413 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 Revenue # of Employees Revenue Per Employee

*Excludes restructuring and other operating expenses of US$12.6 million in Q3'FY02 Performance - USA EBIT and EBIT% *Excludes restructuring and other operating expenses of US$12.6 million in Q3'FY02 0 10 20 30 40 50 60 70 80 90 100 FY01 FY02 FY03 FY04 FY05 Q2FY06 EBIT US$M 0 5 10 15 20 25 30 35 EBIT MARGIN % EBIT EBIT/Sales

Summary We have a strong, well established, high growth and return business We have sustainable competitive advantage Our model for continued strong growth is based on: Large market opportunity Superior value proposition Proprietary and/or protected technology Large upsides due to current R&D investments Significant organizational advantages Focused strategy and organisational effort Scale and market position The Company is in a sound financial position

Organisation - General Management Team Louis Gries Chief Executive Officer Russell Chenu Chief Financial Officer Finance Treasury Asbestos Settlement Benjamin Butterfield General Counsel Cathy Wallace Global V.P. HR Dave Merkley Exec V.P. Process Development Engineering Plant Construction XLD Manufacturing Don Merkley Exec V.P. R&D Roofing Research & Development Business Development Jamie Chilcoff V.P. International Business Non-US Operations US Marketing US Repair & Replacement Mark Fisher V.P. / General Manager Specialty Products Division Interiors Retail Pipes Logistics XLD Marketing Nigel Rigby V.P. / General Manager Emerging Markets Sales & Marketing Manufacturing Robert Russell V.P. / General Manager Established Markets Sales & Marketing Manufacturing General Management Team

USA Tour Overview Louis Gries December 2005

USA Fibre Cement Emerging MarketsColor Nigel Rigby December 2005

Exterior Opportunity Colour Strategy and Objectives Colour Model Builder segmentation and targeting Installation On the wall cost Capacity, Demand Issues, Challenges and Opportunities Manufacturing Content

North America: Siding Divisions


AK
HI
CANADA
WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
WV
VA
NC
SC
P
N
VT
ME
MA
RI
CT
NJ
DC
Emerging
Established Markets

Market Assumptions - Cladding (Exteriors) Emerging Markets segment (6.4bsf) New Construction segment (5.7bsf) Exterior Cladding Market (12bsf) - expected to be stagnant in FY07 NAHB % Growth FY03 FY04 FY05 FY06 FY07 FY04 FY05 FY06 FY07 (2002) (2003) (2004) (2005) (2006) (2003) (2004) (2005) (2006) Exterior Cladding, EMM 6.2 6.4 6.4 6.4 6.6 3.5% 0.3% -0.4% 2.5% Exterior Cladding, ESM 5.3 5.5 5.5 5.4 5.4 3.5% 1.0% -2.1% -0.4% Exterior Cladding, New Construction 5.5 5.7 5.7 5.4 5.5 4.9% -0.8% -4.6% 0.3% Exterior Cladding, R&R 6.0 6.2 6.3 6.4 6.5 2.3% 1.9% 1.9% 1.9% Exterior Cladding, Total Market 11.5 11.9 12.0 11.8 12.0 3.5% 0.6% -1.2% 1.2% Housing Inventories (M units): 2.4 2.7 12.5% Housing Inventories (# mo's) 4.1 4.3 4.9%

Strategy Higher value strategy increasing revenue per home by 90% ($1287 / 2500 sf home primed vs. $ 2450 C+ and XLD) Reduce siding on the wall cost - closing the gap between Hardie and Vinyl - increasing available market opportunity Increasing the value proposition to the builder, lower Hardie on the wall cost by $0.40 - 0.60sf through eliminating the site painter and re-engineering the supply chain Durability, maintenance and the look of wood value proposition to the consumer Market will demand a majority pre-finished "ColorPlus" product

Strategy cont... Value proposition to the builder Lower OWC by $0.40 - $0.60 a square foot Professionally developed, complete "system" of colours Full wrap fibre cement and coating technology backed by one company Re-engineer the Supply Chain Deliver a more complex business model with minimal inventory Acceptable margins with high turns Enable Hardie to increase revenue and extract more value

Strategy cont... Manufacturing - technology High throughput made to order model Project packaging on line to the builder High quality durable coating system Protection to the wall through on line laminating Speed of Execution Difficult fast follower strategy - learning curve Hardie scale advantage

Objectives Terminal share of 30% 30% - 50% revenue growth Majority color penetration XLD penetration on Hardie homes Best practice quality installation OWC and capacity achieving our penetration targets Leadership / people development program

Channel and Service Offering District execution of a dealer or wholesaler model Multiple pallet sizes created Service offering 7 - 10 day lead time for Full, Mid or Mini pallet orders (same as siding) Mini Mid Full

ColorPlus Channel

Color Penetration Growth Product Offering : Phase 1 = 12 colors and 12 products - February, 2005 Phase 2 = 12 colors and 14 products - September, 2005 Phase 3 = 20 colors and 14 products (MW/NC) - December, 2005 Phase 4 = 20 colors and 20 products - Q1 FY 07

Phase 1 Color Offering


Light Mist
Sail Cloth
Navajo Beige
Monterey Taupe
Arctic White
Autumn Tan
Sandstone Beige
Heathered Moss
Woodland Cream
Khaki Brown
Woodstock Brown
Boothbay Blue

- Various Hardiplank® products available in ALL 12 colors.
- Various Harditrim® and Hardisoffit® products available in *Sail Cloth*, *Arctic White*, and *Navajo Beige*

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Color Availability - Midwest December 2005

Adoption of Hardie Targeted Builders Early Followers create the dynamics for our Color Model. Early Followers Stick with the Herd! Late Followers Move Only when Necessary! Skeptics No Way! Visionaries Move Ahead of the Herd!

Emerging Markets: Builder Segmentation Model Quality and features - total quality throughout the home Key brands - 5 key brands above industry standard Cost per square foot - more square foot for your money Cost per square foot - more square foot for your money Cost per square foot - more square foot for your money Cost per square foot - more square foot for your money

Emerging Markets: STP Market development principles are key to our growth Discipline in targeting the right customer EMM focus on the top left hand boxes Compelling reason to buy - right target right proposition Sell homes faster / for more value / differentiation advantage Sell homes faster / for more value / differentiation advantage Sell homes faster / for more value / differentiation advantage Sell homes faster / for more value / differentiation advantage Sell homes faster / for more value / differentiation advantage Sell homes faster / for more value / differentiation advantage 50% IN * 100% IN * * * * * * * * * * * * * * * * *

Installation Team of 18 installation specialists across emerging markets Developed and implemented best practice including a site auditing system 110% installation capacity currently - targeting 150% OWC program around efficiency of crews and structure of install companies

On The Wall Cost $- $0.25 $0.50 $0.75 $1.00 $1.25 $1.50 $1.75 $2.00 $2.25 $2.50 $2.75 $3.00 $3.25 $3.50 $3.75 $4.00 $4.25 $4.50 $4.75 Primed 2004 C+ 2005 C+ Endstate C+ Vinyl .040 (+)12% Vinyl .042 (+)12% Foam Back Chicago XLD Trim Vinyl trim Paint Installation Markup Other Channel Margin Material Labor

Color Growth: Q2 FY05 - Q3 FY06 EMM C+ Volume Q2 Q3 Q4 Q1 Q2 Q3(F'cst) MMSF

North East Growth and Color Penetration North East region consists of New England, New Jersey and Philadelphia Hardie volume growth 30%+ and colour penetration 40%+ as a percentage of our siding sales in Q2 Q1 Q2 Q3 Q4 Q1 Q2 MMSF C+ %

ColorPlus Penetration - Emerging Markets

Issues and Challenges Balance of demand and capacity with a model that has zero buffer inventory in the channel Achieve service rates which enable the model New channel model is a significant shift and will take time to complete the adjustment Internal capability to efficiently run production lines and manage changeover process has shown strong improvement, long way to go Complexity of model for both internal and external stakeholders XLD is a critical component in delivering the full-wrap Hardie solution and eliminating the site painter

Fibre Cement Manufacturing Pulaski start up is on target for March 2006 Utilisation in the 3 emerging markets plants is up 4.8% from April 2005 Summerville is now operating at design efficiencies Peru is ramping up to a high utilisation plant following 7 expansions in 5 years Blandon performance is improving following further re-engineering

USA Fibre Cement Emerging MarketsColor Nigel Rigby December 2005

USA Fibre Cement ColorPlus Manufacturing Strategy Ryan Sullivan December 2005

ColorPlus Manufacturing Strategy Provide best in class pre-finishing of James Hardie products Industry leading quality Made to order - high service level delivery Low cost position System designed around 20x20 model Delivered through ColorPlus Centers Aggregation of demand to enable scale Focused technology Multiple lines per locations enable flexibility

ColorPlus Manufacturing Strategy (cont) Enabled through Technology Coating Customer designed coaters to support Hardie process Multi-stage coating process High paint transfer efficiency Paint handling Low waste color changes Industry leading color matching capability Production automation Lamination Product stacking and packaging Process control Warehouse management

ColorPlus History ColorPlus Production Ramp-up 01-Apr-04 01-Jul-04 01-Oct-04 01-Jan-05 01-Apr-05 01-Jul-05 01-Oct-05 SF Production 0 200 400 600 800 1000 1200 ColorPlus SKUS Total Peru SKUs Poly. (Total) Product Trials CP1 Laminator Retrofit Add Smooth and 7.25 CMS Add Beaded Plank and XLD Jobpacks Add Soffit, XLD and Job Packs CP2 Startup CP3 Startup 20 Colors

ColorPlus Expansion 4 ColorPlus lines will become operational in the next 3 quarters Blandon, Pulaski and Reno Improved logistics and service by having multiple locations Technology step change in material handling and paint handling Continue to roll-out new products to the market to drive demand and offer a complete ColorPlus solution Heritage Panel Additional colors Implement next phase of technology development in the areas of coatings, line automation, product packaging

ColorPlus Challenges Competitive response from pre-finishers 1 coat Low grade materials Culture change inside Hardie manufacturing Made to order culture Accuracy and service over raw production Speed of execution Technology change Rapid expansion Raw Material Increases Oil and gas increases Titanium increases

USA Fibre Cement ColorPlus Manufacturing Strategy Ryan Sullivan December 2005

USA Fibre Cement ColorPlus Supply Chain John Zintak December 2005

ColorPlus Economics JH sells a higher quality product with higher revenue stream Channel increases revenue base and gains incremental volume End User gets a higher quality product at a reduced cost Gap between vinyl and JH still exists, but shrinks, increasing primary demand XLD Trim Vinyl trim Paint Installation Markup Other Channel Margin Material Labor

Channel Design - Current Primed Model Inventory heavily stored in channel (Distribution/Dealers) Long Lead times from JH to Distribution (14+ days) Distribution "buffers" service with safety inventory Allows JH to focus solely on manufacturing and allows long cycle times for production Product offering roughly 50 skus "Loaded is loyal" channel inventory strategy model

Channel Model Under ColorPlus New model creates additional opportunity for channel to increase: Revenue Volume Margins However, new model also increases complexity 50 skus to over 1000 skus to manage Traditional stocking strategies challenged ($, storage space) "Loaded is loyal" inventory strategy implodes Re-Engineering of the Supply Channel necessary

Desired End State ColorPlus Channel Consolidation of partners to help drive critical scale through fewer partners Reduction on inventory within the channel Channel stocks "core" products (<30 skus) Bulk of products not stocked, "purchased to order" Reduction of Lead times (10 days delivered) Products "cross docked" at the channel and delivered to site High "Turn" channel model New Pack Sizes introduced to eliminate residual inventory

Pack Sizes Allows Market access to full ColorPlus product line Pallet sizes are about 2 square increments Cost average material over projects No residual inventories Enables the channel to manage the expanded product offering without stocking Utilise Mini, Mid, and Full size pallets for sell-to-order requests. Mini Mid Full

ColorPlus Channel Margins

James Hardie Internal Competency Development Service Model Reduced inventory in the channel requires high service levels JH will stock 30-50 skus, remainder "manufactured to order" Short Cycle Times (4-5 days maximum) Supports low lead times Allows JH to "manufacture to order" on non-core skus Requires flexible manufacturing capability and scheduling Infrastructure to support Capability Complexity/scope Accuracy

ColorPlus Supply Chain Current Status Channel structure initiated Key wholesalers servicing rural/fragmented markets Network of market leader dealers (currently 50) to drive model and sales Regional approach Programs - ColorPlus focused

Issues and Challenges Resistance to change Channel loss of control with reduction of inventory stocking requirements Ability for JH to develop infrastructure and culture to support model (capacity, service, and planning) Change in builder buying behavior Speed of execution is fast for the industry

USA Fibre Cement ColorPlus Supply Chain John Zintak December 2005

USA Fibre Cement XLD Trim Manufacturing Dave Merkley December 2005

James Hardie TRIM Capacity 2 Sites Cleburne 100 mmsf Integrated into existing flat sheets building Shared finishing Peru 160 mmsf Stand alone facility 250,000sf building 20 acre site 100 employees Dedicated R&D/engineering resources

Cleburne TRIM 1st generation former Batch process Limited expansion potential Sawing capability in development Primed only

CLEBURNE TRIM CLEBURNE TRIM

Peru TRIM 1.5 years to construct Slow start due to scale up of 3rd generation former Continuous forming process Expandable to 2.5 x Cleburne size 100% machine edges 100% C+ capable 6 Colors Laminated Multiple pack sizes

Peru TRIM % DESIGN 0.0 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 0.9 1.0 May-05 Jun-05 Jul-05 Aug-05 Sep-05 Oct-05 Nov-05

XLD Products Attributes Current Attributes Sanded face Machined edges C+ protected using laminate technology Machineable Pin fastening Suitable for edge nailing Future Longer lengths Thicker products More intricate shapes

PULASKI - 10TH PLANT UPDATE

Pulaski Plant 51.8 acres ^ 2 miles from interstate 81 TOP population 9200 Surrounding area population 250,000 804,000 SF under roof $98 million construction cost

Pulaski Plant General Arrangement

Plant Equipment Capabilities 600 MMSF annually Plank - Backer - Panel Two sheet machines Quick felt change Quick cleanup Larger buffers Two finishing lines 250 MMSF color expandable to 500 MMSF

Pulaski Progress Photos Pulaski Progress Photos

Pulaski Progress Photos Pulaski Progress Photos

Pulaski Progress Photos Pulaski Progress Photos

Project Schedule Progress Civil 80% Mechanical 75% Piping 20% Electrical 30% Building (Process) 90% Estimated Timing Equipment Install Complete Line 1 January 06 Equipment Install Complete Line 2 March 06 Commissioning Complete Line 1 March 06 Commissioning Complete Line 2 June 06

Plant Start-up Began recruiting locally in November Key leadership and technical jobs staffed internally New hires trained at existing JH sites Targeting 115 people for first flat sheet and C+ line Fully staffed plant approximately 200 people.

END

USA Fibre Cement XLD Trim Manufacturing Dave Merkley December 2005

USA Fibre Cement Established Markets Robert Russell December 2005

Established Markets Overview

Established Markets (ESM) Sources: (2000-2003 NAHB Surveys; 2004-2008 NAHB Projections; 2010-end JH Estimates) NAHB Builder Practices Reports - Siding Usage in New Construction, 1998-2002; Exterior Wall Finish in New Construction 2003NAHB Consumer Practices Reports in Repair & Remodeling 1998-2002; Exterior Wall Finish in Repair & Remodeling 2003 NAHB Builder Practices Report - Shutter and Exterior Ornamental Trim Usage in New Construction 2000-2003NAHB Consumer Practices Reports Shutter and Exterior Ornamental Trim Usage in Repair & Remodeling 2000-2003 NAHB Builder Practices Report - Soffit and Fascia Usage in New Construction 2000-2003NAHB Consumer Practices Reports - Soffit and Fascia Usage in Repair & Remodeling 2000-2003. Current State

ESM - Pacific Northwest Region Current State

Aggressive Growth Primary growth positioned around wood and vinyl conversions Specialty product growth aimed at existing customer base Continued push for Rural Market penetration Drive Repair and Replacement Initiative Color available in Q1 FY07 Pacific North West Focus V E L Q B C Core Spec

ESM - South West Region Sources: (2000-2003 NAHB Surveys; 2004-2008 NAHB Projections; 2010-end JH Estimates) NAHB Builder Practices Reports - Siding Usage in New Construction, 1998-2002; Exterior Wall Finish in New Construction 2003NAHB Consumer Practices Reports in Repair & Remodeling 1998-2002; Exterior Wall Finish in Repair & Remodeling 2003 NAHB Builder Practices Report - Shutter and Exterior Ornamental Trim Usage in New Construction 2000-2003NAHB Consumer Practices Reports Shutter and Exterior Ornamental Trim Usage in Repair & Remodeling 2000-2003 NAHB Builder Practices Report - Soffit and Fascia Usage in New Construction 2000-2003NAHB Consumer Practices Reports - Soffit and Fascia Usage in Repair & Remodeling 2000-2003. Current State

South West Focus

Aggressive Growth

- Elimination of Hardboard and other wood-based technologies
  - Hardboard holdout markets such as Denver starting to turn
- Tremendous opportunity against stucco
  - OTWC initiative under way
  - Architectural design trending in our favor
  - Color available in Q1 FY07



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ESM - South Central Region Sources: (2000-2003 NAHB Surveys; 2004-2008 NAHB Projections; 2010-end JH Estimates) NAHB Builder Practices Reports - Siding Usage in New Construction, 1998-2002; Exterior Wall Finish in New Construction 2003NAHB Consumer Practices Reports in Repair & Remodeling 1998-2002; Exterior Wall Finish in Repair & Remodeling 2003 NAHB Builder Practices Report - Shutter and Exterior Ornamental Trim Usage in New Construction 2000-2003NAHB Consumer Practices Reports Shutter and Exterior Ornamental Trim Usage in Repair & Remodeling 2000-2003 NAHB Builder Practices Report - Soffit and Fascia Usage in New Construction 2000-2003NAHB Consumer Practices Reports - Soffit and Fascia Usage in Repair & Remodeling 2000-2003. Current State

South Central Focus

Aggressive Growth

- Elimination of Hardboard and other wood-based technologies
- Continued push for Rural Market penetration
- Effectively drive Repair & Replacement initiative
- Initiative against Brick underway
- Marketing programs aimed at driving Specialty Products growth


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ESM - South East Region Sources: (2000-2003 NAHB Surveys; 2004-2008 NAHB Projections; 2010-end JH Estimates) NAHB Builder Practices Reports - Siding Usage in New Construction, 1998-2002; Exterior Wall Finish in New Construction 2003NAHB Consumer Practices Reports in Repair & Remodeling 1998-2002; Exterior Wall Finish in Repair & Remodeling 2003 NAHB Builder Practices Report - Shutter and Exterior Ornamental Trim Usage in New Construction 2000-2003NAHB Consumer Practices Reports Shutter and Exterior Ornamental Trim Usage in Repair & Remodeling 2000-2003 NAHB Builder Practices Report - Soffit and Fascia Usage in New Construction 2000-2003NAHB Consumer Practices Reports - Soffit and Fascia Usage in Repair & Remodeling 2000-2003. Current State

Aggressive Growth Target Hardboard, Vinyl and Stucco Rural Market penetration Effectively drive Repair & Replacement initiative Specialty Products growth Active Role in the Rebuild of the Mid South (LA, MS) Positioned well with regards to architectural design and durability concerns Increased staff working at both the state and local municipality level Urban planning groups closely linked with the rebuild efforts South East Focus V E L Q B C

Defending Share/Increased Barriers to Entry High penetration with national & regional builders Long-term price positioning Cemplank positioned as the low cost FC alternative Most efficient supply chain by market High brand awareness across trade & consumer segments Established Markets

Single Family: Down 4 to 5% Multi-family: Flat Manufactured Housing: Up by 10% R&R expenditures: Up by 3% ESM revenue growth to remain in 7 to 15% band ESM 06 Conditions & Projected Growth

Four out of the six mfg plants operating at or near 100% capacity utilization Recent step change in Waxahachie, TX Reno ramp up underway - currently operating at 60% of design Color line scheduled for Q1 FY07 Plenty of capacity to handle FY07 market projections Established Markets Manufacturing

USA Fibre Cement Established Markets Robert Russell December 2005

USA Fibre Cement Specialty Products Mark Fisher December 2005

Specialty Products Interiors Harditrim Hardie Pipe

USA Fibre Cement Interiors

Interiors- Current State Total cement board market estimated at 1.03 bsf Hardibacker(r) has leading market share in 1/4" market Positioning of Hardibacker 1/2" as wet area solution and ideal alternative to gypsum Moldblock(tm) Protection- value proposition resides with installers, builders, architects and consumers

Backerboard Market Driven by growth in Tile and Stone Failures in traditional Substrates Wood Gypsum Dominated by Cement based Technologies Fibre Cement Glass Mesh 1.03 bsf 2005

Interiors Growth - Hardibacker Volume Growth

Hardibacker ¼"

- Strong position in ¼"
- Used as a substrate for ceramic tile applications
- Product warranty now includes vinyl flooring applications
- Growth will come from:
  - Switching installers from ½" glass mesh board on floors
  - Lighter, easier to use, "EZ Grid" recessed fastener pattern
  - Greater compressive & flexural strength
  - Moldblock Protection


FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05

¼" Volume Growth

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Hardibacker ½"

- Ideal for walls
- Can also be used for flooring applications where additional height is needed
- Differentiated product
  - **Second generation "G2" technology**
  - **Lightest ½" cement board on the market**
  - **Moldblock Protection**
    - Passes both mold tests with perfect score
  - **Smooth surface**
    - Can be painted, textured, papered, tiled



FY98
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FY05

½" Volume Growth

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Hardibacker 1/2" Best alternative to greenboard Contains no gypsum or paper facing IRC Code change effective January 2006 Greenboard no longer approved as tile backer substrate or wall panel in wet areas Redefine wet area Not just tub/shower surround Extended wrap/full wrap Hardibacker is a "wet area solution"

Channel Focus Multi channel strategy Retail The Home Depot and Lowe's Professional channels Ceramic Tile Lumber Gypsum channel

Interiors: Go Forward Convert glass mesh on walls and floors to Hardibacker Convert 1/2" CBU on floors to 1/4" Hardibacker Convert gypsum board on walls to Hardibacker Leverage industry shift and IRC code change Position product as the paper and gypsum free alternative Focus on renovation and new construction markets

Backerboard Market 1.03 bsf 2005 1.216 bsf 2007

USA Fibre Cement Harditrim

Harditrim 1" Trim provides ideal look and compliment for Hardiplank Builders and homeowners get benefit of full Hardie wrap Superior technology Thermal properties Fire Target 10% of siding volume Neo-traditional style can be 15%+

Harditrim XLD and HLD Growth Harditrim Volume Growth FY00 FY01 FY02 FY03 FY04 FY05

Harditrim Go Forward Key Growth Initiatives ColorPlus Increased value Removes painter from site Hardie full wrap Bundled sale

USA Hardie Pipe

Current State Focused geography Pricing RCP parity EBIT negative Cash positive Photo

Go Forward Manufacturing Improvements Waste Speed Delay Evaluate geographic expansion Positive pricing trends EBIT positive

USA Fibre Cement Specialty Products Mark Fisher December 2005

USA Fibre Cement Technology Review Don Merkley December 2005

Industry leading investment in fiber cement technology The past year has been focused on delivering key technology platforms James Hardie State of Technology

Research and Development Two centres located in our biggest markets, US and ANZ, focused on: Core research - providing sustainable, leading edge technologies Product development - delivering products and systems that support each BU's objectives Engineering Group Next generation process Process development Construction Technology Organization

Performance Requirements Freeze Thaw Heat Rain Hail Fire

Products with increased performance at lower densities Durability Ease of use A different class of materials Technology Vision

Diverse workforce of over 130 technologists Mixture of science and engineering +50% with advanced degrees Focused on analytical and computational approaches to product and process development Resources - People

The JH approach is "hands on", including the development of many proprietary processes, methods and procedures Capabilities

Increased Knowledge in Building Science 2 1 3 4 Real Exposure - Houses Real Exposure - Houses "Accelerated" Testing - Climate Chamber Mathematical Modelling - WUFI Controlled Long Term Exposure - Test Hut

Focused on: New raw materials Light and durable New formulation development Away from fiber cement norm New process development Modification of current processes Development of alternative processes Understanding durability in all climates Increased capability in climate mapping Core Research

Formulation Fit for use Design Shape Texture Finish Sealer Primer Topcoat Product Development Installation Systems Components Tools Risk Assesment Durability Process Design Focused on:

Technology Prototyping Use of Pilot Plants to accelerate technology development Artisan Roofing Products is an example of accelerating the development of technology in the area of raw materials, formulation, product and process.

Focused Innovation Technologist are trained to use innovation based tools and processes when solving difficult problems Fully trained in Creative Problem Solving Currently rolling out Theory of Inventive Problem Solving

Strategy and Integration Strategy: Value = ER2P Intellectual Property Ensure O2P and O2E for all JH innovations Maximize value/$ for James Hardie's IP portfolio

IP strategies are developed around each of the key technologies IP strategy is beginning to help shape the overall technology strategy We aggressively defend our intellectual property against infringement IP Advantage - Update Intellectual Property

USA Fibre Cement Technology Review Don Merkley December 2005

USA Fibre Cement Marketing Overview Jamie Chilcoff December 2005

Marketing Overview Are we doing the right things to grow the business?

National Advertising & Sponsorships National Advertising & Sponsorships

Builder Co-Branding Support

This strategy has been successful. But, if you continue doing the same things, you'll get the same results. Will it lead us to doubling the business in 2-3 years?

Launched Brand Validation & Research To understand the current perception of the brand To identify the potential brand can play on business strategy To build a platform that truly differentiates from competitors and resonates across all businesses (ESM, EMM, Interiors, R&R) Consider the use of brand to build a stronger culture assisting recruiting and retention

Siegel & Gale Leading strategic branding firm For 35 years, they have helped companies to define, dramatize, and deliver the unique, essential value of brands with breakthrough simplicity We are part of the Omnicom Group (NYSE: OMC), the worldwide leader in marketing and communications

Some of S&G Current Clients

Initial findings...Current corporate brand only applies to one unit of your overall business "Our brand is what our ads say. It's timeless style, enduring beauty." "For us, brand awareness means that customers consistently see us as durable." "Hardie is about quality, durability, and proven performance. These are the things that I equate to Hardie." "Timeless style, enduring beauty is about siding. It doesn't mean anything for Hardibacker." -Internal Interviews Exteriors Timeless Style, Enduring Beauty The Ultimate Cement Backerboard Pipes ? Below ground storm water drainage applications Interiors

Provider Enabler Hero Brand You are positioned on the 'what' What How Why = Fiber Cement "I don't see a difference between Hardie and fiber cement. The two mean the same thing." "In our company, whenever we talk about siding, we call it vinyl or we call it 'Hardie,' not vinyl or 'fiber cement.'" -External Interviews "Unless we find some way out of fiber cement, we have no competitive advantage outside of fiber cement." -Internal Interview

Your current brand strategy will only get you as far as fibre cement takes you Fiber Cement 1990s Durability 2000 Timeless Style, Enduring Beauty+ Today? 'How' Positioning 5-10 year plan 'Why' Positioning 10-? year plan What How Why Limits you to fiber cement Allows you to expand

A Brand Promise Commoditization forces elevation Microsoft Coca-Cola Harley-Davidson Bank of America Nordstrom Kohler Schlage Productivity Fun Attitude Security Luxury Style Safety Potential Authenticity Freedom Growth Prestige Distinction Peace of Mind Provider Enabler Hero Company What How Why Software Soft Drink Motorcycles Banking Customer Service Faucets Locks

Brand Validation Next Steps Development of Brand Architecture and Visual Vocabulary (Dec 05) Internal Launch & Brand Training (March 06) Jameshardie.com revamp (May 06) Initial External Campaign Launch (July/August 06)

In the meantime... Stucco and brick 40% of exterior cladding market Traditional "durability vs vinyl/wood" message doesn't work against stucco and brick Builders are often limited to designs dictated by developer/city ordinances We've had relatively low involvement with those that have "Power to influence" design - Developers, City Planners/Officials, Architects Lack of education leads to exclusion of JH due to negative connotation of "siding"

Opportunity to influence design by positioning JH as an enabler of Creating Better Places to Live. Across nation, visionary developers, planners are using JH products to create more inviting Streetscapes than all-brick, all-stucco. Build relationships w/ key influencers by aligning with New Urbanism. Launch of "Streetscapes" Initiative

A planning process developed by urban planners Andres Duany and Peter Calthorpe. Careful, participatory planning ensures that everyone in the neighborhood has easy access to the necessities of life, making life easier for kids, the elderly, and people who don't want to drive. What is New Urbanism? What is New Urbanism?

Since World War II, cities have been spreading ever-outward. Strip malls, parking lots, highways, and cookie-cutter housing tracts have sprawled over the landscape. Response to a problem "Because so many municipalities restrict other materials than brick - developers have to go outside cities where there are no restrictions. Cities should realize the tax base they're losing by sending people elsewhere... people want something different." - Wesley Harder, Residential Designer for National Builders

Walkable communities that reduce the need to drive Thoughtful planning that encourages community connectedness Better, sustainable building practices Interesting architecture Principles of New Urbanism Principles of New Urbanism

Today, real estate investors are withdrawing from sprawl development. Every year, it grows clearer that there is a tremendous market demand for real neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. neighborhoods, for lively cities, and for regions with plenty of protected open space. National attention

How does James Hardie fit in? "Sustainability is where James Hardie fits in providing long-lasting and beautiful homes. People didn't have that option before." - Chicago developer "To get people outside, you have to have something nice for them to look at. Good architecture sells..." - Georgia developer "It's always bothered me when houses all look the same. This is our third house. We wanted Hardiplank on our home because it looks better than wood and the upkeep isn't there." -Indianapolis homeowner "James Hardie was a major influence on the visual appeal of The Village because it gave us the look we were after." - Detroit developer

Play Huffines Video (Dallas developer speaking about their "tool kit" for building successful communities - one of them is beautiful streetscapes and using Hardie vs brick.... )

84-pg book capturing success of 16 neighborhoods across the country that have implemented New Urbanist principles. What is Streetscapes? Collection of case studies that provide financial and philosophical reasons to incorporate elements of New Urbanism. Presents James Hardie as resource for education vs product- provider. Promotes endorsement of James Hardie by industry's leading influencers.

Sarah Susanka, FAIA Author of "Not So Big House" series, sold over 1 million copies Leading movement of "Building Better, Not Bigger Recognized by Newsweek, Fast Company for industry influence #13 Most Powerful in Building Industry - Builder, 2004 "I've used James Hardie siding for years...it's the only product I will consider substituting for wood..." Andres and Elizabeth Duany of DPZ Duany named "5th Most Influential in the Building Industry" - Builder, 2004 DPZ designed neighborhoods around the world including Seaside Teaches Planning at Harvard Graduate School of Design JH used throughout DPZ communities across the nation. Peter Pfeiffer, FAIA NAHB "Green Advocate of the Year" National leader in the field of energy conserving and green design Barley + Pfeiffer Associates is committed to comprehensive sustainable building principles and Maintstreaming Green "James Hardie siding is 'green' because its ingredients aren't endangered and their durability ensures a longer lasting product than other sidings."

Play Peter Pfeiffer video (Explanation of James Hardie's role in Green/Sustainability)

Print and E-Ads Opportunity: Influence design by positioning JH as an enabler of movement toward Creating Better Places to Live Build relationships w/ key influencers: Developers, Urban Planners, City Planners, City officials, Architects, Builders, Realtors Mediums Call to Action: Drive leads to register for "Streetscapes Online" newsletter, Streetscapes book, Creating Better Places to Live DVD ESTABLISHING ON-GOING COMMUNICATION Trade Shows Sponsorships Direct Mail Direct Mail

Streetscapes successes "Streetscapes is one of the finest PR + information types of books I have seen. I like the fact that you profiled some leaders of the new urbanism movement while also some builders and developers." - Virginia developer "I'd like about 50 more copies to send to our homebuilders with a personal letter from myself. I want to reinforce the importance of color and siding in our community." - Arizona developer "I'd had trouble converting the area's largest vinyl installer. After showing him Streetscapes and market trends, he's agreed to convert a crew to Hardie. He now says Hardie has a better look, better curb appeal and is willing to work through the growing pains." - So Georgia JH rep "I met with a development company whose architect is designing 103 homes on the Oregon Coast. They've always used cedar. I showed them the Streetscapes magazine, and sold them on JH shingles and lap siding!" - Oregon JH rep "I showed him the new Streetscapes magazine, and he just about fell over. He thought the differentiation was much more suitable for Santa Rosa. He wants to change out 2 elevations to siding vs all stucco. He's meeting tomorrow with marketing to finalize - and then to re-submit to the city. " - Nor Cal JH rep

Industry Leaders are speaking on James Hardie's behalf: James Hardie's Luncheon Learning Series at 06 International Builders Show Streetscapes Tour Across America (4/15-30). 30 Developers and Planners from AUS/NZ + Top 25 US Production Builders will tour 5 cities across America Andres Duany; Victor Dohl; Vince Graham and more will speak to "Creating Better Places to Live" Streetscapes successes

"Mississippi Governor Enlists Congress for the New Urbanism in Historic Coastal Planning Effort" A national team of 100 architects, planners and developers organized by the Chicago-based Congress for the New Urbanism headed by Miami architect-planner Andres Duany, will join with local colleagues, elected officials, civic leaders, and others citizens in the region. Mississippi Governor Haley Barbour calls it "a once-in-a lifetime opportunity" to rebuild the Gulf Coast "the right way" in the wake of Hurricane Katrina. Tens of thousands of homes will need to be rebuilt. Gulf Coast Rebuild

Gulf Coast Rebuild "James Hardie to publish The Guild Plan Book that will set standards for rebuilding the Gulf" James Hardie invited to publish the "Guild Plan" book by Andres Duany/Steve Mizoun, heading the Governor's Gulf Rebuild Commission. Plans and Codes will be presented to the Governor's Commission, FEMA. Specifications will include NO VINYL; 100% Hardie. Plan Book will have wide-spread consumer and trade distribution setting design standards throughout the nation "I can't think of any brand name more tied to the New Urbanism than Hardiplank - it goes hand in hand for a lot of reasons. They help break the strangle-hold of brick veneer. 100% brick looks unnatural. Hardie products are a god-send and we're grateful for them." - Steve Mizoun, The New Urban Guild

"The James Hardie siding on the two year old home of my son, Larry Martin, wife Kim and three little girls, was the substantial reason that their home is still standing and is strong enough to be saved. The three homes on the street with vinyl siding were ruptured by the force of the surge. A brand new brick home on the street had the brick walls collapse. The Hardiplank home stands like a beacon of hope, strong and clean. - Else J. Martin, Jackson County, Mississippi

Play Gulf Coast Video (Interview with builder of this home + homeowner featured in this letter)

USA Fibre Cement Marketing Overview Jamie Chilcoff December 2005

Disclaimer This Management's Presentation contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include: projections of our operating results or financial condition; statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products; statements about our future performance; statements about product or environmental liabilities; and expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Risk Factors" beginning on page 6 of our Form 20-F filed on 7 July 2005 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Australian subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Endnotes This Management Presentation forms part of a package of information about the company's results. It should be read in conjunction with the other parts of this package, including Management's Analysis of Results, a Media Release, a Financial Report and Results at a Glance document. Definitions Financial Measures - US GAAP equivalents EBIT and EBIT Margin - EBIT is defined as operating income. EBIT margin is defined as EBIT as a percentage of our net sales. We believe EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by our management to measure the operating profit or loss of our business. EBIT is one of several metrics used by our management to measure the cash generated from our operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by our Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as we have defined them, may not be comparable to similarly titled measures reported by other companies. EBIT and EBIT margin, as used in this document, are equivalent to the US GAAP measures of operating income and operating income margin. Operating profit from continuing operations - is equivalent to the US GAAP measure of income from continuing operations. Net operating profit including discontinued operations - is equivalent to the US GAAP measure of net income. Sales Volumes mmsf - million square feet msf - thousand square feet

Endnotes Financial Ratios Net debt payback - Net cash/debt divided by cash flows from operations times 12 months. Gearing Ratio -is borrowings less cash (net debt) divided by net debt plus shareholders' equity. Net Interest Expense Cover - EBIT divided by Net Interest Expense. Net Interest Paid Cover - EBIT divided by the sum of Net Interest Expense plus capitalised interest. Non US GAAP Financial Measures EBITDA - is not a measure of financial performance under US GAAP and should not be considered as an alternative to , or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. All companies do not calculate EBITDA in the same manner and, accordingly, EBITDA may not be comparable with other companies. We have included information concerning EBITDA because we believe that EBITDA is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.